UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

704723105

(CUSIP Number)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723105	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LJ10 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,553,333 (1)(2)
	6	SHARED VOTING POWER 0 (1)(2)
	7	SOLE DISPOSITIVE POWER 11,553,333 (1)(2)
	8	SHARED DISPOSITIVE POWER 0 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,553,333 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.09% (3)
12	TYPE OF REPORTING PERSON OO

(1)

In connection with the closing of the business combination of Thimble Point Acquisition Corp. (the “Issuer”) with Pear Therapeutics, Inc. on December 3, 2021 (the “Business Combination”), the shares of Class B common stock, par value $0.0001 per share, of the Issuer were automatically converted into shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) on a one-for-one basis. In connection with the closing of the Business Combination, the Issuer changed its name from Thimble Point Acquisition Corp. to Pear Therapeutics, Inc.

(2)

Represents 6,540,000 shares of Common Stock held by LJ10 LLC (the “Sponsor”) and 5,013,333 shares of Common Stock issuable upon the exercise of 5,013,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, beginning on February 4, 2022 (the date that is within 60 days of December 6, 2021), and expires on December 3, 2026 or earlier upon redemption or liquidation. Elon S. Boms and two other managers are the three managers of the Sponsor’s board of managers. Any action by the Sponsor with respect to the Issuer or the Common Stock, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of the named managers is deemed to be a beneficial owner of securities held by the Sponsor, even those in which such manager may hold a pecuniary interest. Accordingly, none of the managers on the Sponsor’s board of managers is deemed to have or share beneficial ownership of the shares of Common Stock held by the Sponsor.

(3)

Percentage based on 142,812,551 shares of Common Stock outstanding as of December 3, 2021 (representing 137,799,218 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021, as adjusted for the 5,013,333 shares of Common Stock underlying the private placement warrants).

CUSIP No. 704723105	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KLP SPAC 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,387,026 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 6,387,026 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,387,026 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.64% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Represents 6,387,026 shares of Common Stock held by KLP SPAC 1 LLC (the “Anchor Investor”). The Anchor Investor purchased these shares in a private placement on December 3, 2021. Elon S. Boms and two other managers are the three managers of the Anchor Investor’s board of managers. Any action by the Anchor Investor with respect to the Issuer or the Common Stock, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of the named managers is deemed to be a beneficial owner of securities held by the Anchor Investor, even those in which such manager may hold a pecuniary interest. Accordingly, none of the managers on the Anchor Investor’s board of managers is deemed to have or share beneficial ownership of the shares of Common Stock held by the Anchor Investor.

(2)

Percentage based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105	SCHEDULE 13G	Page 4 of 8

Item 1(a).	Name of Issuer:

Pear Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 State Street, Boston, Massachusetts 02109

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. LJ10 LLC

2. KLP SPAC 1 LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

195 Church Street, 15th Floor

New Haven, Connecticut 06510

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

704723105

CUSIP No. 704723105	SCHEDULE 13G	Page 5 of 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No. 704723105	SCHEDULE 13G	Page 6 of 8

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. See responses to Item 2.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 704723105	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

LJ10 LLC

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

KLP SPAC 1 LLC

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

CUSIP No. 704723105	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 8, 2021, by and among LJ10 LLC and KLP SPAC 1 LLC.